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                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May 1999



                          PEAK INTERNATIONAL LIMITED
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                          (Exact Name of Registrant)

                   Units 3, 4, 5 and 7, 37/th/ Floor, Wharf
                        Cable Tower, 9 Hoi Shing Road,
                           Tsuen Wan N.T., Hong Kong
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                   (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

               Form 20-F  X                         Form 40-F
                         ---                                  ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                             No  X
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          On May 6, 1999, Peak International Limited, a Bermuda corporation,
("We" or the "Company"), announced that it had reported its results for its fiscal fourth quarter ended March 31, 1999 which reflect continuing improvement in its business, consistent with the strengthening in the semiconductor marketplace.

          We reported net sales for the 1999 fiscal fourth quarter of $17.7 million. We also reported net income for the quarter was $3.7 million, or $0.28 per share basic and fully diluted. We also reported net sales of $66.2 million and net income of $11.8 million, or $0.88 per basic common share and $0.87 per fully diluted share, for the full fiscal year ended March 31, 1999. We indicated that net income and net income per share for fiscal 1999 includes a fiscal third quarter special charge totaling $2.0 million relating to the termination of the employment contract of a former executive.

          We also announced that we have added two independent outside directors, Douglas Broyles and Jack Menache, to our Board, bringing the present Board total to four members. Both have an extensive background and expertise in the technology sector. For more details regarding their backgrounds, see our press release attached hereto as Exhibit 99.1.

          We also announced that during the fiscal 1999 fourth quarter, our tape and reel products continued to gain market share and to steadily grow in their overall importance to the company. Tape products sales were up 7 percent over the previous quarter.

          We also announced that because we are the only large scale producer using recycled trays we have been able to capitalize on customers' accentuated interest in cost savings caused by the downturn in the semiconductor industry over the past year.

          We also announced that our factory expansion is on track and that a large portion of cash utilized by the company during the past fiscal quarter went toward progress payments to the construction companies working on the new factory building.

          We also announced that we have continued to lower our costs by reducing our inventory through the slowing of purchases of raw materials. As a result, we reduced our inventory by 2.4 percent for the quarter ended March 31, 1999.

          A copy of the press release issued on May 6, 1999 with respect to the foregoing is attached hereto as Exhibit 99.1.

          In connection with the appointment of Mr. Broyles and Mr. Menache, the Company granted each of them options to purchase shares of the Company's common stock, as follows: 10,000 shares at a purchase price of $3-7/8 per share. Half of the options vest on the first anniversary of their date of grant, and the balance vest on the second anniversary of their date of grant. Additionally, we plan to grant each of them additional options for the purchase of 10,000 additional shares of our common stock at the price on the date of grant with the same vesting terms described above.

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          This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect the view of the Company at the time the Company made the statements with respect to future events and financial perfor mance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the statements made herein. The words "believes," "expects", "anticipates", "intends", "plans", "estimates" and similar expressions, identify forward-looking statements, which speak only as of today. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

          The Company files the following exhibit as part of this Report:

          Exhibit 99.1 Copy of the Press Release, dated May 6, 1999, issued by the Company announcing the Company's fourth quarter results and the appointment of two independant outside directors.

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          Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     PEAK INTERNATIONAL LIMITED

Date:  May 6, 1999                   By:  /s/ Calvin L. Reed
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                                          Calvin L. Reed
                                          President and Chief Executive Officer

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